Exhibit 99.14

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2021, and any amendments thereto (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statements on Form F-10 (Registration No. 333-249939) and Form S-8 (Registration No. 333-162546) of Silvercorp Metals Inc. filed with the SEC (the “Registration Statements”).

I hereby consent to the use of my name and references to, and the information derived from scientific and technical information contained in, or incorporated by reference into, the 40-F, the AIF, the MD&A and the Registration Statements.

/s/ Guoliang Ma
Guoliang Ma, P.Geo.
June 22, 2021